

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2020

Mindy K. West
Executive Vice President, Fuels and Chief Financial Officer
Murphy USA Inc.
200 Peach Street
El Dorado, Arkansas 71730

> **Re: Murphy USA Inc.**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed February 18, 2020**
> **File No. 001-35914**

Dear Ms. West:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services